The Mosaic Company 3033 Campus Drive, Suite E490 Plymouth, MN 55441 www.mosaicco.com

VIA EDGAR
May 1, 2015
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn.:	Lyn Shenk Branch Chief

RE:	The Mosaic Company Form 10-K for Fiscal Year Ended December 31, 2014 Filed on February 17, 2015 File No. 001-32327
Dear Mr. Shenk:

This letter is in response to the letter from you to James T. Prokopanko dated April 20, 2015 and provided to us on April 22, 2015, regarding comments to The Mosaic Company’s Form 10-K for the fiscal year ended December 31, 2014.  We hereby request an extension until to May 15, 2015 to properly respond.

If you have any questions, please contact me at 763/577-2829, or email me at Tony.Brausen@mosaicco.com.

Very truly yours,

/s/ Anthony T. Brausen
Anthony T. Brausen
Senior Vice President - Finance and Chief Accounting Officer

cc: James T. Prokopanko, President and Chief Executive Officer, The Mosaic Company
Richard Mack, Executive Vice President and Chief Financial Officer, The Mosaic Company
Amy Geddes, Division of Corporation Finance
Doug Jones, Division of Corporation Finance